DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

May 23, 2025

VIA EDGAR
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Mindy Rotter
Staff Accountant
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Valued Advisers Trust, File Nos. 333-151672; 811-22208

Dear Ms. Rotter,

On May 6, 2025, you provided comments by telephone to Tanya Boyle to the annual report and Form N-CSR for the period ended January 31, 2025 of the Channing Intrinsic Value Small-Cap Fund and Regan Floating Rate MBS ETF, each a series of the Trust (the “Funds”). Please find below a summary of those comments and the Trust's responses, which the Trust has authorized DLA Piper LLP to make on behalf of the Trust.

Comment 1. The line graph presented for Channing Intrinsic Value Small-Cap Fund does not assume a $100,000 initial investment as disclosed in the prospectus. Please explain in correspondence why the line graph does not conform to Item 27A(d)(2), Instruction 1 of Form N-1A.

Response. The calculation of the line graph presented for Channing Intrinsic Value Small-Cap Fund should have assumed a $100k investment rather than a $10k investment as disclosed in the prospectus. The Registrant will correct the error going forward.

Comment 2. The staff notes that the response to Item 11 in Form N-CSR that the information is included under Item 7 is not applicable with respect to the Channing Intrinsic Value Small-Cap Fund and Regan Floating Rate MBS ETF. Please explain in correspondence why this item was not included for these funds and cite the instructions in your response.

Response. The board of the Registrant did not approve the renewal of any investment advisory contract during the most recent fiscal half year of the Channing Intrinsic Value Small-Cap Fund

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and Regan Floating Rate MBS ETF, so the disclosure regarding the approval was not included in accordance with the instructions to Item 11. The response with respect to these two funds should have been not applicable rather than referring back to the information provided in Item 7.

Comment 3. The expense structure of the Regan Floating Rate MBS ETF appears to be arranged in a unitary fee structure whereby the adviser is obligated to pay service providers on behalf of the fund. Please describe in correspondence if the adviser is current on all payments to all service providers. In addition, confirm that the advisory agreement on file with the commission contains provisions that the adviser will pay the fund’s service providers.

Response. The administrator has confirmed to the Registrant that the adviser is current on all payments to all service providers. The Registrant confirms that the advisory agreement on file with the commission contains provisions that the adviser will pay the fund’s service providers.

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If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle